SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

26 April 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

29 April 2013

LLOYDS BANKING GROUP ANNOUNCES SALE OF RETAIL BANKING OPERATIONS IN SPAIN

Lloyds Banking Group plc (the Group) is today announcing that it has agreed to sell its Spanish retail banking operations, including Lloyds Bank International S.A.U and Lloyds Investment España SGIIC S.A.U, to Banco Sabadell, S.A (Banco Sabadell).

The sale comprises the Group's retail and private banking business and the local investment management business in Spain. The business being sold consists mostly of retail mortgages and deposits, with a large portion of non-resident clients. The Group's Spanish corporate banking operations, serving business clients, are not included in this transaction and will continue to operate as usual.

To ensure continued support for our customers in the Spanish market and in conjunction with the sale, the Group is also developing a collaboration agreement with Banco Sabadell which it is expected would involve exploring potential business opportunities in areas including retail, commercial, private banking, asset finance and asset management.

Under the sale agreement, the Group will receive shares equivalent to approximately 1.8 per cent of the total issued share capital of Banco Sabadell as part of the consideration for the sale.  The Group intends to be a supportive shareholder of Banco Sabadell and has undertaken to retain the shares received under the sale agreement for a period of at least two years.

Total consideration will be payable in a mix of shares and cash.  At completion Banco Sabadell will deliver 53.7 million ordinary shares out of their treasury holding with such shares being valued at €84 million (£72 million1) by reference to the volume weighted average share price on 26 April 2013.  An additional consideration of up to €20 million (£17 million1) may be payable in cash within the next five years dependent on mortgage book margins.

As of 31 March 2013 the total assets of the sale were approximately £1,517 million, comprised almost entirely of customer lending, and customer deposits were approximately £670 million.  The business reported a loss of approximately £43 million in 2012, which included an increase in the impairment provision as a percentage of impaired loans to approximately 90 per cent.  The sale of the business is currently expected to lead to a loss on disposal of approximately £250 million1 in the Group's accounts.

The sale is in line with the Group's strategy of rationalising its international presence and ensuring best value for shareholders.  The current senior management employed by Lloyds Bank International S.A.U and all of the staff of the Spanish retail operations will move across with the subsidiaries on sale.  Any cash proceeds of the sale will be used for general corporate purposes.

The sale is subject to regulatory approval and is expected to complete in 2013.

1 Based on 1 GBP: 1.16 EUR exchange rate

For further information:

Investor Relations
Charles King                                                                          +44 (0) 20 7356 3537
Investor Relations Director
Email: charles.king@finance.lloydsbanking.com

Corporate Affairs
Ian Kitts                                                                                  +44 (0) 20 7356 1347
Head of Media
Email: ian.kitts@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's Simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including, but not limited to, changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK in which the Group operates, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 26 April 2013